UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 4, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

3 August 2011

Novo Nordisk A/S – Share repurchase programme

On 28 April 2011 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 28 April 2011 to 2 August 2011.

Consequently, the programme has been concluded on 2 August 2011.

Since the announcement as of 25 July 2011, the following transactions have been made under the programme:

	Number of	Average	Transaction value,
	shares	purchase price	DKK
Accumulated, last announcement	2,788,500		1,788,127,131
25 July 2011	35,000	655.4400	22,940,400
26 July 2011	80,000	645.6721	51,653,768
27 July 2011	40,000	644.9200	25,796,800
28 July 2011	40,000	643.0700	25,722,800
29 July 2011	55,000	636.7512	35,021,316
1 August 2011	45,000	636.5200	28,643,400
2 August 2011	35,215	627.4000	22,093,891
Accumulated under the programme	3,118,715		1,999,999,506

With the transactions stated above, Novo Nordisk owns a total of 13,343,054 treasury shares, corresponding to 2.3% of the share capital. The total amount of shares in the company is 580,000,000 including treasury shares.

Company Announcement no 45 / 2011				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk expects to repurchase B shares worth DKK 10.0 billion during 2011. As of 2 August 2011, Novo Nordisk has repurchased a total of 6,172,053 B shares equal to a transaction value of DKK 3,999,999,307.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 31,400 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Outside North America:	Klaus Bülow Davidsen
Anne Margrethe Hauge	Tel: (+45) 4442 3176
Tel: (+45) 4442 3450	klda@novonordisk.com
amhg@novonordisk.com
Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

In North America:
Ken Inchausti	Lars Borup Jacobsen
Tel: (+1) 609 514 8316	Tel: (+45) 3075 3479
kiau@novonordisk.com	lbpj@novonordisk.com

Company Announcement no 45 / 2011				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 4, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer